United States
Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2004

Commission File Number 000-29103

STATS CHIPPAC LTD.
(Exact name of registrant as specified in its charter)

Not Applicable
(Translation of registrant’s name into English)

Republic of Singapore
(Jurisdiction of incorporation or organization)

10 Ang Mo Kio Street 65
#05-17/20 Tech Point
Singapore 569059
(65) 6824-7888
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	✓	Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	✓

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). Not applicable.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

STATS ChipPAC Ltd.

By: /s/ Tan Lay Koon

Name : Tan Lay Koon
Title : President & Chief Executive Officer
Date : December 15, 2004

CORPORATE RELEASE

RESIGNATION OF DENNIS MCKENNA, DIRECTOR AND VICE CHAIRMAN OF STATS CHIPPAC LTD.

Singapore and United States – December 15, 2004 – STATS ChipPAC Ltd. (“STATS ChipPAC” – NNM: STTS and SGX: STATSChP) a leading independent semiconductor test and advanced packaging service provider, today announced the resignation of Dennis McKenna as Vice Chairman and Director, with effect from December 8, 2004.

“On behalf of the Board, I would like to express our appreciation to Dennis for his service on the Board.” said Mr Charles Wofford, Chairman of STATS ChipPAC.

About STATS ChipPAC Ltd. (STATS ChipPAC)

STATS ChipPAC Ltd. (“STATS ChipPAC” – NNM: STTS and SGX: STATSChP), is a leading service provider of semiconductor packaging design, assembly, test and distribution solutions. A trusted partner and supplier to leading semiconductor companies worldwide, STATS ChipPAC’s value proposition is total solutions comprising fully integrated, multi-site, end-to-end assembly and testing solutions that bring products to market and volume faster. Our customers comprise some of the largest wafer foundries, integrated device manufacturers (IDMs), as well as fabless companies in the United States, Europe and Asia. STATS ChipPAC is a leader in mixed signal testing and advanced packaging technology for semiconductors used in diverse end market applications including communications, power, digital consumer and computing. With advanced process technology capabilities and a global manufacturing presence spanning Singapore, South Korea, China, Malaysia, and Taiwan, STATS ChipPAC has a reputation for providing dependable, high quality test and packaging solutions. The Company’s customer support offices are headquartered in the United States (California’s Silicon Valley, Arizona, Texas, Massachusetts, Florida, Colorado and North Carolina) with offices located in the Netherlands, China, Singapore, Japan, Taiwan, South Korea and Malaysia. STATS ChipPAC facilities include its subsidiary, Winstek Semiconductor Corporation in Hsinchu Valley, Taiwan. These facilities offer new product introduction support, pre-production wafer sort, final test, packaging and other high volume preparatory services. Together with the Company’s Test Development Center in Singapore and STATS ChipPAC Test Services, Inc.’s test facilities in the United States, this forms a global network providing dedicated test engineering development and product engineering support for customers from design to volume production. STATS ChipPAC is listed on both the Nasdaq and The Singapore Exchange. In addition, STATS ChipPAC is also listed on the Morgan Stanley Capital International (MSCI) Index and the Straits Times Industrial Index. Further information is available at www.statschippac.com

Singapore Contacts :

Michael G. Potter
Chief Financial Officer
Tel : (65) 6824 7777, Fax : (65) 6720 7826
email : ir@statschippac.com

US Contacts :

Drew Davies	Lisa Lavin
Director, Investor Relations	Marcom Manager
Tel : (408) 586 0608, Fax : (408) 586 0652	Tel : (208) 939 3104, Fax : (208) 939 4817
email : drew.davis@statschippac.com	email : lisa.lavin@statschippac.com

The Ruth Group	The Ruth Group
David Pasquale – Executive Vice President	Andrew Rodriguez
Tel : (646) 536 7006	Tel : (646) 536 7032
email : dpasquale@theruthgroup.com	email : arodriguez@theruthgroup.com

STATS ChipPAC Ltd. Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059